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4/19/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION APR 1 6 2002 WASH., D.C. 152

SEC FILE NUMBER
8-49599

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Founders Equity Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2602 McKinney Ave, Suite 210
(No. and Street)

Dallas | TX | 75204
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Sparkman | 214 871 3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

King, Griffin Adamson, PC
(Name — *if individual, state last, first, middle name)*

14160 Dallas Parkway | Dallas | TX | 75240
(Address) | (City) | (State) | Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ArJ
4/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas Spickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders Equity Securities, Inc, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Karen Marie Stern

KAREN MARIE STERN
MY COMMISSION EXPIRES
November 6, 2005

NOTARY PUBLIC STATE OF TEXAS

Notary Public

[signature]

Signature

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

King Griffin & Adamson P.C.

The Board of Directors and Stockholder
Founders Equity Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Founders Equity Securities, Inc. (the "Company") (a wholly-owned subsidiary of Founders Equity Group, Inc.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
February 1, 2002

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOUNDERS EQUITY SECURITIES, INC.

DECEMBER 31, 2001 and 2000

FOUNDERS EQUITY SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS

King Griffin & Adamson P.C.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Founders Equity Securities, Inc.
Dallas, Texas

We have audited the accompanying statements of financial condition of Founders Equity Securities, Inc. (a corporation and wholly-owned subsidiary of Founders Equity Group, Inc.), as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Founders Equity Securities, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
February 1, 2002

MEMBER

14160 Dallas Parkway, Suite 900 • Dallas, Texas 75254
T 972.788.4466 • F 972.788.2778
www.kgagroup.com

Certified Public Accountants & Consultants

Member American Institute of Certified Public Accountants Private Companies & SEC Practice Sections

FOUNDERS EQUITY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 125,181	$ 174,307
Deposits with clearing organization	25,000	25,000
Commissions receivable from clearing organizations	805	140,321
Securities owned:		
Marketable, at market value	22,679	152,860
Not readily marketable, at estimated fair value	59,380	169,380
Due from parent	237,145	135,596
Total assets	$ 470,190	$ 797,464

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Payable to clearing organization	$ 10,959	$ -
Due to related party	-	116,717
Total liabilities	10,959	116,717
Commitments and contingencies (Note B)		
Stockholder's equity:		
Preferred stock, $100 par value, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, no par value, 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	235,998	208,800
Retained earnings	223,233	471,947
Total stockholder's equity	459,231	680,747
Total liabilities and stockholder's equity	$ 470,190	$ 797,464

The accompanying notes are an integral part of these financial statements.

FOUNDERS EQUITY SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions and fees	$ 167,040	$ 4,396,224
Margin and credit interest rebates	15,903	95,897
Interest	980	2,470
Trading losses, net	(299,673)	(720,514)
	(115,750)	3,774,077
EXPENSES		
Employee compensation and benefits	102,993	430,669
Commissions	-	2,912,520
Floor brokerage, exchange, and clearance fees	65,207	644,753
Communications and data processing	37,156	45,208
Interest	1,494	32,170
Occupancy	33,039	35,295
Accounting and professional fees	9,500	8,000
Other expenses	29,645	34,938
	279,034	4,143,553
NET LOSS BEFORE INCOME TAX BENEFIT	(394,784)	(369,476)
INCOME TAX BENEFIT	146,070	135,596
NET LOSS	$ (248,714)	$ (233,880)

The accompanying notes are an integral part of these financial statements.

FOUNDERS EQUITY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2001 and 2000

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, December 31, 1999	1,000,000	$ 208,800	$ 705,827	$ 914,627
Net loss	-	-	(233,880)	(233,880)
Balances, December 31, 2000	1,000,000	208,800	471,947	680,747
Capital contribution	-	27,198	-	27,198
Net loss	-	-	(248,714)	(248,714)
Balances, December 31, 2001	1,000,000	$ 235,998	$ 223,233	$ 459,231

The accompanying notes are an integral part of this financial statement.

FOUNDERS EQUITY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (248,714)	$ (233,880)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Change in operating assets and liabilities:		
Receivable from clearing organization	139,516	255,023
Securities owned	240,181	1,238,992
Due from parent	(101,549)	(332,397)
Payable to clearing organization	10,959	(540,595)
Due to related party	(116,717)	(223,307)
Net cash provided by (used in) operating activities	(76,324)	163,836
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	27,198	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(49,126)	163,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	174,307	10,471
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 125,181	$ 174,307
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 1,000	$ 32,000
Cash paid for income taxes	$ -	$ 278,000

The accompanying notes are an integral part of these financial statements.

FOUNDERS EQUITY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Founders Equity Securities, Inc. (the "Company") is a wholly owned subsidiary of Founders Equity Group, Inc. (the "Parent") and acts as a broker, to introduce and forward all transactions and accounts of its customers to other brokers and dealers (who act as the Company's clearing broker), who carry such accounts on a fully disclosed basis. As the Company executes and clears all customer transactions with a clearing broker-dealer on a fully disclosed basis, it is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 subparagraph (K)(3)(ii). The Parent acquired 100% of the outstanding stock of the Company effective April 10, 1996.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

Management believes that all commissions receivable are fully collectible, therefore no allowance for doubtful accounts has been provided.

Securities Transactions

Investment securities are stated at quoted market value or at estimated fair value where quoted values are not available. Realized and unrealized gains and losses are included in the statement of operations. The costs of investment securities sold is determined using the specific identification method. Investment securities transactions are recorded based on the trade date. The investment securities collateralize the payable to clearing organization.

Commissions

Commission revenue and related expenses are recognized on a settlement date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis. Current tax receivable/payable are included in due to/from Parent. Deferred tax assets and liabilities, if any, are recorded separately.

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used. Significant estimates include an allocation of operating expenses allocated to the Company from the Parent as discussed in Note C.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to operate under rule 15c3-1a(2)(iv), which provides for a $100,000 net capital requirement. At December 31, 2001 and 2000, the Company had net capital of $159,304 and $487,354, respectively, which was $59,304 and $387,354 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 and 0.24 to 1, respectively at December 31, 2001 and 2000.

NOTE C - RELATED PARTY TRANSACTIONS

The Parent pays substantially all of the operating expenses of the Company and assesses the Company a charge for its respective share of the operating expense under an expense sharing agreement. During 2001 and 2000, such expenses amounted to approximately $163,000 and $180,000, respectively, and were reimbursed to the Parent or included in Due from Parent. In addition, for the years ended December 31, 2001 and 2000 the Company's current income tax benefit was $146,070 and $135,596, respectively, and is included in Due from Parent at December 31, 2001 and 2000. The relationship and expense sharing agreement between the Company and its Parent could significantly effect the statements of financial condition, operations and cash flows as presented.

The Company purchased a 30% interest in Centerpoint Capital Corporation ("CCC") on June 22, 1999. CCC owns 100% of Centerpoint Securities, Inc. ("CSI"). CSI is in the investment broker business, and was NASD approved in January 2001. Prior to CSI being NASD approved the Company entered into a clearing agreement with CSI in order to facilitate it's trading activities. Under this agreement, the Company recorded commission income for the revenues that were generated by CSI. The Company then recorded clearing expenses or commission expense and paid 100% of the amount received from the clearing broker to CCC. During the year ended December 31, 2000, the Company recorded commission income and commission expense of $2,912,520, related to this clearing agreement. At December 31, 2000, the Company had receivables from CSI's clearing broker of $116,717. The Company also had payables to CCC in the amount of $116,717. There were no such clearing transactions during 2001. The investment in CCC is accounted for as a not readily marketable security, and is recorded at estimated fair value at December 31, 2001 and 2000.

NOTE D - INCOME TAXES

The income tax benefit for the years ending December 31, 2001 and 2000 includes only current tax benefits. There was no deferred income tax expense (benefit) for the years ending December 31, 2001 and 2000 or any deferred tax assets or liabilities at December 31, 2001 and 2000. The income tax benefit at December 31, 2001 and 2000, in the Company's statements of operations has been computed as if the Company filed a stand-alone tax return. The entire benefit has been reflected as an increase in the amount due from Parent.

A reconciliation of the normally expected federal income tax benefit based on the U.S. Corporate income tax rate of 34% to actual benefit for the years ending December 31, 2001 and 2000 is as follows:

	2001	2000
Expected income tax benefit	$ 134,227	$ 125,622
State income tax benefit, net of federal income tax effect	11,843	9,974
	$ 146,070	$ 135,596

NOTE E - CONCENTRATIONS OF CREDIT RISK

Cash deposits are at risk to the extent that they exceed Federal Deposit Insurance Corporation insured amounts. To minimize this risk, management places its cash and cash equivalents with high credit quality financial institutions. At December 31, 2001, the Company had cash balances on deposit that exceeded the balance insured by the FDIC in the amount of $25,181.

The Company is engaged in various trading and brokerage activities which involve counterparties, primarily broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. All of the Company's commissions are due from two broker-dealers.

SUPPLEMENTARY INFORMATION

FOUNDERS EQUITY SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL		
Total stockholder's equity	$	459,231
Deduction for haircuts on investment securities, computed pursuant to Rule 15c3-1		(62,782)
Deduction for due from parent		(237,145)
Net capital	$	159,304
AGGREGATE INDEBTEDNESS		
Payable to clearing organization	$	10,959
CAPITAL REQUIREMENT PURSUANT TO RULE 15C3-1		100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	59,304
RATIO: Aggregate indebtedness to net capital		0.07 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Stockholder's equity, as reported in Company's Part II (unaudited) FOCUS report	$	356,724
Audit adjustment to record current year income tax benefit		146,070
Audit adjustment to record additional overhead expenses		(44,521)
Other audit adjustments, net		958
Total stockholder's equity per above	$	459,231
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	148,345
Audit adjustment to properly record investments at fair value		10,959
Net capital per above	$	159,304

FOUNDERS EQUITY SECURITIES, INC.

SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

The Company's transactions with customers consist exclusively of acting as an introducing broker/dealer to a clearing broker/dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker/dealer who, in turn, carries all accounts of such customers. The Company, therefore, meets the requirements of paragraph (K)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.